SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.            )(2)


                              Ecometry Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


27900H106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Allen B. Holeman, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 03, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.    27900H106                 13D                   Page    of    Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                 WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,600
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,600

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

..001%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                     WC, OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,600
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,600

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

..001%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   27900H106                  13D                   Page    of    Pages


-------------------------------------------------------------------------------
Page 3

                                        Schedule 13D Amendment No. 2

     This statement constitutes Amendment No. 2 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common
        Stock of Ecometry Corporation (the "Issuer").

Item 1:  No Change

Item 2:  No Change

Item 3:  Source and Amount of Funds or Other Consideration
         Not applicable

Item 4:  Not applicable

Item 5:  Interest in Securities of the Issuer (as of 06/03/02)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix II.

        (d)     Not Applicable.

        (e) On June 03, 2002, Bear Stearns exchanged 789,310 shares of Ecometry Corporation. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer since the date of its original filing.




Page 4


**Bear, Stearns & Co., Inc is a subsidiary of The Bear, Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.



                                                     June 06, 2002
                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                       Steve Kraemer/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                   APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

James E. Cayne            Chairman of the Board, Chief Executive Officer and
                          Director

Alan D. Schwartz          President, Co-Chief Operating Officer and Director

Warren J. Spector         President, Co-Chief Operating Officer and Director

Alan C. Greenberg	        Chairman of the Executive Committee

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President/General Counsel
                          Chief Legal Officer and Director

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Steven L. Begleiter	  Director

Kathryn R. Booth          Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

Bruce E. Geismar          Director

Daniel L. Keating         Director

David A. Liebowitz        Director

Richard R. Lindsey        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Steven D. Meyer           Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Aldo Parcesepe            Director

Stephen E. Raphael        Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Jeffrey H. Urwin          Director

Eli Wachtel               Director


All Directors and Executive Officers are citizens of the United States and their business address is 383 Madison Avenue, New York, New York 10179. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc.

                                   APPENDIX II

                               Ecometry Corporation

                      Trading from 04/04/02 through 06/03/02
                            (Various Firm Accounts)

                      ***** 06/03 *****
378,012- ECOMETRY CORP                   MER OA     1,020,632.40-
205,649- ECOMETRY CORP                   MER OA       555,252.30-
205,649- ECOMETRY CORP                   MER OA       555,252.30-
                      ***** 05/31 *****
    100  ECOMETRY CORP                  2.7200            272.00
    500  ECOMETRY CORP                  2.8400          1,420.00
    500  ECOMETRY CORP                  2.8400          1,420.00
    500  ECOMETRY CORP                  2.8400          1,420.00
  1,500  ECOMETRY CORP                  2.8400          4,260.00
  2,000  ECOMETRY CORP                  2.8400          5,680.00
  2,000- ECOMETRY CORP                  2.8400          5,680.00-
  1,500- ECOMETRY CORP                  2.8400          4,260.00-
                      ***** 05/23 *****
 19,600  ECOMETRY CORP                  2.8600         56,056.00
  3,000- ECOMETRY CORP                  2.8600          8,579.74-
  4,000- ECOMETRY CORP                  2.8600         11,439.65-
  5,000- ECOMETRY CORP                  2.8600         14,299.56-
  5,900- ECOMETRY CORP                  2.8600         16,873.49-
  2,000- ECOMETRY CORP                  2.8600          5,719.82-
  3,700- ECOMETRY CORP                  2.8600         10,581.68-
  4,100- ECOMETRY CORP                  2.8600         11,725.64-
  5,000- ECOMETRY CORP                  2.8600         14,299.56-
  5,000- ECOMETRY CORP                  2.8600         14,299.56-
  9,800- ECOMETRY CORP                  2.8600         28,027.15-
  9,800- ECOMETRY CORP                  2.8600         28,027.15-
                      ***** 05/16 *****
  1,100  ECOMETRY CORP                  2.8200          3,102.00
  3,900  ECOMETRY CORP                  2.8200         10,998.00
                      ***** 05/06 *****
     40- ECOMETRY CORP                  2.8200            112.79-
                      ***** 05/03 *****
    300  ECOMETRY CORP                  2.8200            846.00
  2,200  ECOMETRY CORP                  2.8200          6,204.00
    300- ECOMETRY CORP                  2.8200            846.00-
  2,200- ECOMETRY CORP                  2.8200          6,204.00-
                      ***** 05/02 *****
    100  ECOMETRY CORP                  2.8200            282.00
    260  ECOMETRY CORP                  2.8200            733.20
  1,400  ECOMETRY CORP                  2.8200          3,948.00
    100- ECOMETRY CORP                  2.8200            282.00-
    260- ECOMETRY CORP                  2.8200            733.20-
  1,400- ECOMETRY CORP                  2.8200          3,948.00-
                      ***** 04/30 *****
    200  ECOMETRY CORP                  2.8200            564.00
    500  ECOMETRY CORP                  2.8200          1,410.00
    200- ECOMETRY CORP                  2.8200            564.00-
    500- ECOMETRY CORP                  2.8200          1,410.00-
                      ***** 04/22 *****
  1,300  ECOMETRY CORP                  2.8400          3,692.00
  5,000- ECOMETRY CORP                  2.8400         14,199.57-
    650- ECOMETRY CORP                  2.8400          1,845.94-
    650- ECOMETRY CORP                  2.8400          1,845.94-
                      ***** 04/08 *****
    100  ECOMETRY CORP                  2.7700            277.00
                      ***** 04/04 *****
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
    500  ECOMETRY CORP                  2.8000          1,400.00
  1,000  ECOMETRY CORP                  2.8000          2,800.00
  3,100  ECOMETRY CORP                  2.8000          8,680.00
 14,900  ECOMETRY CORP                  2.8000         41,720.00
 20,400  ECOMETRY CORP                  2.8000         57,120.00
 32,400  ECOMETRY CORP                  2.8000         90,720.00
    100- ECOMETRY CORP                  2.8000            279.99-
  3,100- ECOMETRY CORP                  2.8000          8,679.73-
 14,900- ECOMETRY CORP                  2.8000         41,718.74-
  4,000- ECOMETRY CORP                  2.8000         11,199.66-
  5,000- ECOMETRY CORP                  2.8000         13,999.57-
  7,000- ECOMETRY CORP                  2.8000         19,599.41-
  7,900- ECOMETRY CORP                  2.8000         22,119.33-
 17,000- ECOMETRY CORP                  2.8000         47,598.56-
  8,500  ECOMETRY CORP                  2.8000         23,800.00
  8,500  ECOMETRY CORP                  2.8000         23,800.00

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).